UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          INTERNET COMMERCE CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    46059F109
                                 --------------
                                 (CUSIP Number)

                             I. Michael Bayda, Esq.
                   McElroy, Deutsch, Mulvaney & Carpenter, LLP
             88 Pine Street, New York, New York 10005 212-483-9490
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 16 , 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-7(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 46059F109
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Jerome Belson
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  1,481,405
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               1,481,405

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,481,405
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.4%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 46059F109
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Toby Goldstein
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  3,500
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               3,500

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,500 shares
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.02%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 46059F109
--------------------------------------------------------------------------------
(1)      NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Joshua Goldstein
--------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A                                  (a) |_|
         MEMBER OF A GROUP (See Instructions)                            (b) |X|

--------------------------------------------------------------------------------
(3)      SEC USE ONLY

--------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   |_|
         TO ITEMS 2(d) or 2(e)

         Not applicable.
--------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                  50,000
REPORTING PERSON                      ------------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               ---
                                      ------------------------------------------
                                      (9) SOLE DISPOSITIVE POWER

                                               50,000

                                      ------------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                               ---
--------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,000 shares
--------------------------------------------------------------------------------
(12)     CHECK IF THE AGGREGATE AMOUNT IN                                    |_|
         ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Internet Commerce Corporation (the "Company"), whose principal executive office is located at 6025 The Corners Parkway, Suite 100, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND

      The names and addresses of the persons filing this Schedule are as follows:

      Jerome Belson, whose address is Jerome Belson Associates, Inc., 495 Broadway, New York, New York 10012. Jerome Belson is Chairman of the Board of Jerome Belson Associates, Inc., a real estate management company; President of Associated Builders and Owners of Greater New York, Inc.; and a practicing attorney in the State of New York.

      Toby Goldstein, who is a marketing executive and a granddaughter of Jerome Belson. Her address is 230 East 15th Street, Apt. 4L, New York, New York 10003.

      Joshua Goldstein, who is an advertising executive and a grandson of Jerome Belson. His address is 168 East 7th Street, Apt. 4D, New York, New York 10009.

      Neither Jerome Belson, Toby Goldstein nor Joshua Goldstein has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Jerome Belson, Toby Goldstein and Joshua Goldstein are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The aggregate purchase price of the 1,481,405 shares of Common Stock of the Company purchased by Jerome Belson is $4,767,898.02. Jerome Belson used his personal funds to purchase such shares of Common Stock.

      The aggregate purchase price of the 3,500 shares of Common Stock of the Company purchased for Toby Goldstein is $12,423.00. The shares were purchased with personal funds of Jerome Belson.

      The aggregate purchase price of the 50,000 shares of Common Stock of the Company purchased for Joshua Goldstein is $166,227.54. The shares were purchased with personal funds of Jerome Belson.

ITEM 4. PURPOSE OF TRANSACTION

      The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, Jerome Belson may have discussions with management of the Company concerning the Company and the investment of persons making this filing therein. Jerome Belson may also engage in such discussions with other shareholders of the Company.

      The persons making this filing may, in the future, purchase additional shares of the Common Stock of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, any of the persons making this filing may at any time determine to realize on such person's investment in the shares of Common Stock through the sale of the shares.

      The persons making this filing have no present plans or proposals to effect one or more of the transactions enumerated in paragraphs (b) to (j) of
ITEM 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the close of business on July 12, 2007, Jerome Belson, Toby Goldstein and Joshua Goldstein owned 1,481,405, 3,500 and 50,000 shares, respectively, of the Common Stock of the Company for an aggregate of 1,534,905 shares, representing approximately 6.6% of the outstanding Common Stock of the Company (based on information from the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2007).

      (b) Each of Jerome Belson, Toby Goldstein and Joshua Goldstein has the sole power to vote or to direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock of the Company owned by each of them.

      (c) During the 60 days preceding July 12, 2007, Jerome Belson purchased shares of Common Stock of the Company as described below. All transactions were open market transactions made on the NASDAQ National Market.

                Date         Shares Purchased      Price Per Share

       May 16, 2007               3,800                  3.25
       May 18, 2007               7,500                  3.25
       May 18, 2007              17,500                  3.28
       May 23, 2007              38,900                  3.60
       June 1, 2007                 200                  3.76
       June 1, 2007              22,252                  3.55
       June 1, 2007               1,036                  3.62
       June 4, 2007               1,512                  3.61
       June 7, 2007              25,000                  3.30

      During the 60 days preceding July 12, 2007, Jerome Belson purchased for the account of Joshua Goldstein shares of Common Stock of the Company as described below. All transactions were open market transactions made on the NASDAQ National Market.

                Date         Shares Purchased      Price Per Share

       June 15, 2007              4,797                 $3.41
       June 19, 2007                400                  3.40
       June 21, 2007             21,870                  3.41
       June 22, 2007                500                  3.41
       June 25, 2007              8,100                  3.41
       June 26, 2007              1,533                  3.41

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1: Written agreement relating to the filing of a joint acquisition statement.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 15, 2007

                                                     /s/ Jerome Belson
                                                     ---------------------------
                                                     Jerome Belson

                                                     /s/ Toby Goldstein
                                                     ---------------------------
                                                     Toby Goldstein

                                                     /s/ Joshua Goldstein
                                                     ---------------------------
                                                     Joshua Goldstein

EXHIBIT 1

         The undersigned hereby agree that the Schedule 13D and any amendments thereto, filed by Jerome Belson, Toby Goldstein and Joshua Goldstein under the Securities Exchange Act of 1934, (the "Act") reporting the beneficial ownership of shares of Class A Common Stock of Internet Commerce Corporation may be filed with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Act on behalf of the undersigned.

Dated:  July 15, 2007

                                                     /s/ Jerome Belson
                                                     ---------------------------
                                                     Jerome Belson

                                                     /s/ Toby Goldstein
                                                     ---------------------------
                                                     Toby Goldstein

                                                     /s/ Joshua Goldstein
                                                     ---------------------------
                                                     Joshua Goldstein